Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 5 to Registration Statement No. 333-145803 of our report dated April 10, 2008, relating to the consolidated financial statements (before retrospective adjustments as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 (not presented herein)) of Sterling Chemicals, Inc. (which report expressed an unqualified opinion and includes explanatory paragraphs related to 1) a change in the method of accounting for defined benefit pension and other postretirement plans as of December 31, 2006, and 2) the restatement of the consolidated financial statements) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the headings “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Houston, Texas
August 7, 2008